DISTILLED BATH AND BODY, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Distilled Bath and Body, Inc.
Livermore, Colorado

We have reviewed the accompanying financial statements of Distilled Bath and Body, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Distilled Bath and Body, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 15, 2022

DISTILLED BATH AND BODY, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	29,394
Inventory		95,751
Due from related party		2,210
Prepaid expenses and other current assets		7,401
TOTAL CURRENT ASSETS		134,756

PROPERTY AND EQUIPMENT

Property and equipment, net		8,268
TOTAL ASSETS	$	143,024

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	62,521
Accrued expenses		5,319
SBA PPP loan		12,136
Notes payable - current portion		135,102
TOTAL CURRENT LIABILITIES		215,078

LONG-TERM LIABILITIES

Notes payable		87,462
Convertible notes		182,219
TOTAL LONG-TERM LIABILITIES		269,681
TOTAL LIABILITIES		484,759

SHAREHOLDERS' EQUITY

Common stock, see note 8		1,000
Additional paid-in capital		146,585
SAFE obligation		25,000
Accumulated deficit		(514,320)
TOTAL SHAREHOLDERS' EQUITY		(341,735)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	143,024

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH AND BODY, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	**817,288**
COST OF GOODS SOLD		**162,759**
GROSS PROFIT		**654,529**
OPERATING EXPENSES		
Depreciation expense		**1,653**
General and administrative		**241,899**
Payroll expenses		**303,952**
Professional fees		**22,881**
Sales and marketing		**275,773**
TOTAL OPERATING EXPENSES		**846,158**
NET OPERATING LOSS		**(191,629)**
OTHER INCOME/(EXPENSES)		
Grant income		**4,000**
Loss on disposal of asset		**(3,185)**
Interest expense		**(50,828)**
TOTAL OTHER INCOME/(EXPENSES)		**(50,013)**
NET LOSS	$	**(241,642)**

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH AND BODY, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Common Stock		Additional Paid-in Capital	SAFE Obligations	Contributions (Distributions)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount					
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	$ -	$ -	$ 75,730	$ (272,678)	$ (196,948)
Capital contributions	-	-	-	-	71,855	-	$ 71,855
Conversion from LLC to Corporation	1,000,000	1,000	146,585	-	(147,585)	-	$ -
Issuance of SAFEs	-	-	-	25,000	-	-	$ 25,000
Net loss	-	-	-	-	-	(241,642)	$ (241,642)
ENDING BALANCE, DECEMBER 31,2020	1,000,000	$ 1,000	$ 146,585	$ 25,000	$ -	$ (514,320)	$ (341,735)

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH AND BODY, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (241,642)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,653
(Increase) decrease in assets:	
Inventory	(50,377)
Due from related party	(2,210)
Prepaid expenses and other current assets	(6,401)
Increase (decrease) in liabilities:	
Accounts payable	15,956
Accrued expenses	3,205
Accrued interest on convertible notes	8,922
CASH USED FOR OPERATING ACTIVITIES	(270,894)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(6,736)
CASH USED FOR INVESTING ACTIVITIES	(6,736)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of SBA PPP loan	12,136
Issuance of common stock	71,855
Issuance of notes payable, net of payments	203,882
CASH PROVIDED BY FINANCING ACTIVITIES	287,873
NET INCREASE IN CASH	10,243
CASH AT BEGINNING OF YEAR	19,151
CASH AT END OF YEAR	$ 29,394

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 13,363
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

   The Company
   Distilled Bath and Body, Inc. dba Pit Liquor Deodorant (the "Company") was incorporated in the State of Delaware on November 19, 2020. The Company was originally formed as a Distilled Bath and Body, LLC in the State of Colorado on September 3, 2017. On November 19, 2020, the Company filed a certificate of conversion with both states to convert the Colorado Limited Liability Company to a Delaware Corporation. The Company has created a deodorant that is free of toxic chemicals that instead uses ingredients that are safe enough for humans to consume.

   Going Concern
   Since Inception, the Company has relied on funds from notes payable, convertible notes, SAFEs, and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

DISTILLED BATH AND BODY, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020
(unaudited)

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company had no accounts receivable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, the balance of inventory related to finished goods was $17,678, the balance of inventory related to work in process was $3,546 and the balance of inventory related to raw materials was $74,527.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Colorado.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling toxic free deodorant. The Company's payments are generally collected upfront. For the year ending December 31, 2020, the Company recognized $817,288 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Office Equipment	$	4,421
Motor Vehicles		5,500
		9,921
Less: Accumulated depreciation		1,653
Total	$	8,268

4.   **Convertible Notes**

As of December 31, 2020, the Company issued a total of $191,000 in convertible promissory notes. The notes bear interest rates of 5.25% - 5.50% and have maturity dates in 2021 – 2022. During the year ending December 31, 2020, $25,000 of principal was converted to a SAFE obligation. The accrued interest on this note was forgiven by the noteholder upon conversion.

5.   **Due from Related Party**

During 2020, the majority shareholder of the Company borrowed $2,210 from the Company. The loan carries no interest, minimum monthly payments or maturity date. Management believes that the amount will be paid back to the Company within the next year.

6.   **Notes Payable**

Debt consisted of the following at December 31, 2020:

Contract note payable; interest at 35% per annum, maturing in June 2021, daily payment of $363, collateralized by Company assets.	$ 68,170
Contract note payable; interest at 3% per annum, deferred interest and payment until May 2021, maturing in October 2024, monthly payment of $637, collateralized by a Company assets.	25,000
Contract note payable; interest at 8% per annum, maturing in May 2021, balloon payment of interest and principal at maturity, collateralized by Company assets.	61,600
Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in May 2050, monthly payment of $329, beginning May 2021, collateralized by Company assets.	67,794
	$ 222,564
Less: Current portion of notes payable	135,102
Long term portion of notes payable	87,462

6.   Notes Payable (continued)

Maturity of the notes payable is as follows:

December 31, 2021	$ 135,102
December 31, 2022	8,800
December 31, 2023	9,081
December 31, 2024	8,091
December 31, 2025	1,964
Thereafter	59,526
	$ 222,564

7.   SBA PPP Loan

In 2020, the Company received loan proceeds of $12,057 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application. The balance of $12,136 at December 31, 2020 included $79 of accrued interest.

8.   <u>Equity</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000,000 shares, at $0.001 par value per share. As of December 31, 2020, 1,000,000 shares have been issued and are outstanding.

SAFE Obligations
On December 7, 2020, the Company issued a Simple Agreements for Future Equity ("SAFEs") for $25,000, in exchange of an existing convertible promissory note. The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, this SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $1,760,563 with an 90% discount rate.

9.   <u>Going Concern</u>

These financial statements are prepared on a going concern basis. The Company registered on September 3, 2017, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10.   <u>Subsequent Events</u>

Convertible Notes Converted to SAFE Obligations
In January 2021, the remaining principal balance of convertible notes were converted to SAFE obligations. The SAFE obligations have a post money valuation cap of $625,000 - $3,250,000 and carry discount rates of 90%. The noteholders forgave the accrued interest portion of the notes upon conversion of the notes to SAFE obligations.

Issuance of SAFE Obligations
The Company issued an additional $1,279,728 in SAFE Obligations. The new SAFE obligations carry a 90% discount rate and valuation caps of $4,500,000 - $5,750,000.

Managements Evaluation
The Company has evaluated subsequent events through February 15, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.